

May 7, 2012

Via E-mail
Christopher Wright
General Counsel
Pacific Ethanol, Inc.
400 Capital Mall, Suite 2060
Sacramento, California 95814

> **Re: Pacific Ethanol, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 13, 2012**
> **File No. 333-180731**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index

1. We note that you have listed the Statement of Eligibility of Trustee for both the Senior Debt Indenture and the Subordinated Debt Indenture as Exhibits 25.1 and 25.2. To the extent that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 and intend to file Form T-1 under electronic form type "305B2," please confirm this fact and include in the filing related footnote disclosure. Please note that you may not file the Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For further guidance, please see Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

<u>Exhibit 5.1</u>

2. We note that counsel's opinion contains assumptions regarding the future issuances of the securities being registered. Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all such assumptions.

3. We note that counsel has included a list of qualifications in the second and third paragraphs on page five and the first paragraph on page six of the opinion. While certain assumptions and qualifications are appropriate, qualifications that are either overly broad or whose purpose is unclear are generally impermissible. Please have counsel revise its opinion to remove all assumptions or qualifications that are inconsistent with the staff's views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011). To the extent counsel wishes to retain any of the qualifications listed on pages five and six, please have counsel provide us with its analysis as to why such qualifications are necessary for the opinions rendered.

4. We note counsel's statement on page six that with respect to its opinions relating to the enforceability of the Documents, counsel has assumed that the laws of the State of New York are identical in all relevant respects to the laws of the State of California. Because the agreements or instruments pursuant to which the Debt Securities, Warrants, and Units are to be issued will be governed the laws of the State of New York, counsel may not limit its opinion with respect to such laws. Please have counsel revise its opinion to provide an opinion on the laws of the State of New York.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Christopher Wright
Pacific Ethanol, Inc.
May 7, 2012
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or myself, at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Larry A. Cerutti, Esq. (*via E-mail*)
        Rutan & Tucker, LLP